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Washington, DC 20549-6010	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Attn:	Jan Woo, Legal Branch Chief

Kathleen Krebs, Special Counsel

David Edgar, Senior Staff Accountant

Kathleen Collins, Accountant Branch Chief

Re:	Zeta Global Holdings Corp.

Registration Statement on Form S-1

Submitted April 26, 2021

CIK No. 0001851003

Ladies and Gentlemen:

On behalf of our client, Zeta Global Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated April 30, 2021, relating to the Company’s Amendment No. 1 to draft registration statement on Form S-1 submitted on April 16, 2021 and subsequent public filing of the registration statement on Form S-1 submitted on April 26, 2021 (the “Registration Statement”).

The Company will, upon confirmation with the Staff, further amend the Registration Statement via pre-effective Amendment No. 1 (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

May 4, 2021

Form S-1 filed April 26, 2021

Prospectus Summary, page 1

1.

You state that the company has 33% of the Fortune 100 companies as customers. We note that no customer accounted for more than 10% of your total revenue. Please clarify the significance of highlighting these customers in the prospectus summary and in the graphics. Disclose whether they are scaled customers from which you generated more than $100,000 in revenue or more than $1 million in revenue in 2020.

Response: The Company will revise the disclosure to remove from the prospectus summary and the graphics the references to the Company’s customers that are Fortune 100 companies.

The Company advises the Staff that of the 33 Fortune 100 companies that are its customers, 27 are scaled customers (of which 20 are scaled customers that generated $100,000 to $1 million in revenue in 2020 and 7 are scaled customers that generate over $1 million in revenue in 2020).

Additionally, the Company is proposing to revise the disclosure in the Amendment to state:

We served 1,017 customers, 1,081 customers and 1,162 customers as of March 31, 2021, December 31, 2020 and 2019, respectively, including 34%, 33% and 31% of the Fortune 100 as of March 31, 2021, December 31, 2020 and 2019, respectively. Of our 33 customers that were Fortune 100 companies in 2020, 27 were scaled customers, of which 20 generated $100,000 to $1 million in revenue and seven generated over $1 million in revenue. No customer contributed more than 10% of our revenue in the year ended December 31, 2020 or the three months ended March 31, 2021.

Supplementally, the Company advises the Staff that the paragraph above does not include the percentage of Fortune 100 customers for the quarter that are scaled customers because the Company measures scaled customers on an annual basis.

Summary Consolidated Financial and Operating Information, page 14

2.

We note from your revised disclosures and response to prior comment 16 that as a result of modifying the restricted stock and restricted stock unit awards, you will recognize additional compensation expense upon effectiveness of the offering. Please revise your pro forma per shares calculations to include adjustments for the additional stock compensation and outstanding shares that will be recognized upon effectiveness, if material. Similar revisions should be made to your Capitalization table. Refer to Article 11-01(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure in a subsequent amendment that will include the price range. The Stock-based compensation is based upon the modification date value as described in response to comment 11 below. The Company is unable calculate the pro forma per share amounts because the total quantity of shares outstanding cannot be determined until pricing, and the Company will disclose this amount in a subsequent amendment.

Risk Factors

Our success and revenue growth depends on our ability to add new customers and retain our existing customers, page 18

3.

You state in your response to prior comment 4 that no single holding company of your customers exceeds 10% of total revenue for any period presented. Please clarify whether such assertion is based on the holding company when combined with all their marketing agencies.

May 4, 2021

Response: The Company acknowledges the Staff’s comment and confirms that no single holding company when combined with all their marketing agencies exceeds 10% of total revenue for any period presented.

Our amended and restated certificate of incorporation will provide, subject to certain exceptions, that the Court of Chancery..., page 40

4.

Please clarify whether your choice of forum provision contains an exclusive federal forum provision for actions arising under the Securities Act, as you indicate on page 116. If so, state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, since your provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: Company acknowledges the Staff’s comment and is proposing to revise the disclosure in the Amendment to state:

Our amended and restated certificate of incorporation will provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering provides that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our current or former directors, officers, employees or our stockholders;

•

any action asserting a claim against us arising under the Delaware General Corporation Law (“DGCL”), our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

By becoming a stockholder in our Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder. Under our amended and restated certificate of incorporation, the exclusive forum provision described above does not apply claims arising under the Exchange Act to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law. For more information, see the section of this prospectus captioned “Description of Capital Stock—Choice of Forum.”

May 4, 2021

5.

You indicate that “[n]othing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.” Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Therefore, clearly state whether or not the exclusive Delaware state forum provision applies to actions arising under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure as noted above in response to comment 4. The Company’s amended and restated certificate of incorporation, which will be filed as an exhibit to the Amendment, states that the exclusive forum provision shall not apply to claims arising under the Exchange Act.

Use of Proceeds, page 43

6.	Please disclose the total amount of offering proceeds that will be used to repurchase restricted stock and restricted stock units from your officers and directors.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure in the Amendment to disclose the total amount of proceeds from the offering that will be used to repurchase restricted stock and restricted stock units from certain officers and directors as indicated below.

Additionally, we intend to use a portion of the net proceeds for the repurchase of $        of outstanding restricted stock and restricted stock units at the election of certain of our restricted stock and restricted stock unit holders for a cash redemption in connection with the offering (the “Restricted Stock Repurchase”).

Of the net proceeds used for the Restricted Stock Repurchase, we intend to use a portion of the net proceeds we receive from this offering to satisfy the anticipated tax withholding and remittance obligations of approximately                    related to the settlement of our outstanding restricted stock and restricted stock units in connection with this offering, based on                    restricted stock and restricted stock units outstanding for which the service-based vesting condition has been satisfied as of                , 2021, the assumed initial public offering price per share of $        , which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate. Each $1.00 increase or decrease in the assumed initial public offering price per share of $                    , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the restricted stock and restricted stock units by approximately $        million. $        million will be distributed directly to certain of our employees in connection with the Restricted Stock Repurchase, which assumes the repurchase of shares eligible for repurchase.

May 4, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Results of Operations, page 52

7.

We note your breakdown of scaled customers by tenure accounts for 295 of your scaled customers and 96.6% of revenue. However, elsewhere you state that you had 336 scaled customers that represented 96% of your total revenue. Please explain this apparent inconsistency and revise as necessary.

Response: The Company acknowledges the Staff’s comment and is proposing to revise the disclosure in the Amendment to clarify that the percentage of revenue that is attributable to scaled customers represents only the revenue of scaled customers rather than the revenue of all customers in the aggregate. The Company is proposing to revise the labels to the table below to specify that the table represents scaled customers and included scaled customers with a tenure under one year.

Tenure for All Scaled Customers for Year Ended December 31, 2020

Customer Tenure	Number of Scaled Customers	% of Scaled Customers	% of Scaled Customer Revenue
3+ Years	143	42.6%	65.0%
2-3 Years	59	17.6%	14.9%
1-2 Years	93	27.7%	16.7%
Under 1 Year	41	12.1%	3.4%
Total	336	100.0%	100.0%

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019, page 57

8.

We note your response and revised disclosures to prior comment 8. Please tell us the percentage of fiscal 2019 total revenue that was generated from clients acquired as part of the 2019 acquisitions. Also, revise your discussion of growth from existing customers to clarify that such amount includes customers obtained from acquisitions.

Response: The Company acknowledges the Staff’s comment and is proposing to revise the disclosure in the Amendment to clarify that amounts related to revenue growth from existing customers includes those customers obtained from acquisitions as stated below.

Revenues increased by $62.1 million, or 20.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase in revenues is attributable to $31.3 million from existing customers (which includes customers acquired as part of 2019 acquisitions) and $30.8 million from new customers. This was also driven by increased revenue of $51.5 million from U.S. customers and $10.6 million from international customers.

The Company supplementally advises the staff that revenue generated from clients acquired as part of acquisitions during 2019 was approximately $[***] million, which represents less than [***]% of total revenue in 2019.

Executive and Director Compensation

Treatment of Equity Awards in Connection with this Offering, page 105

9.	Please identify the class of persons who will receive each type of modification to their restricted stock and restricted stock units in connection with the offering.

Response: The Company acknowledges the Staff’s comment and identifies the classes of persons who will receive each type of modification below. The disclosure below will also be included in the Amendment.

May 4, 2021

a.

For the first category of holders, which generally includes our senior management team, officers and certain employees, terms of the modification provide the holders an option to tender up to 20% of their outstanding awards to the Company as part of the Restricted Stock Repurchase, with the remaining percentage of the awards subject to future vesting beginning at the end of the first quarter following the one-year anniversary of this offering and extending for a period of four years thereafter.

b.

For the second category of holders, which includes certain other employees, terms of the modification provide for vesting upon the effective date of the initial public offering as follows: (i) 25% of shares with an original grant date of less than 5 years prior to the offering with the remaining percentage of the awards subject to future vesting beginning at the end of the first quarter following the one-year anniversary of this offering and extending for a period of four years thereafter, or (ii) for shares with a grant date of 5 years or older, 100% of the shares will vest upon consummation of this offering.

c.

For the third category of holders, which includes certain of our advisors and consultants, terms of the modification provide for vesting to begin at the end of the first quarter following the one-year anniversary of the initial public offering, with such shares vesting in equal quarterly instalments at the end of each quarter until the fifth anniversary of the date of the offering.

Certain Relationships and Related Party Transactions, page 107

10.	Disclose the modifications to each officer’s and director’s restricted stock and restricted stock units and the amount of cash each will receive in connection with the offering.

Response: The Company acknowledges the Staff’s comment and will provide in the Amendment details with respect to the modifications to each officer’s and director’s restricted stock and restricted stock units and the amount of cash that each will receive in connection with the offering.

Notes to Consolidated Financial Statements

Note 13 - Stock-Based Compensation

Restricted shares, page F-32

11.

We note your response to prior comment 15 and your revised disclosures regarding the March 2021 modification of your restricted stock and restricted stock unit awards. Please tell us the fair value of the underlying common stock used to value the modification and explain any significant differences between such value and the midpoint of your IPO price range.

Response: The Company acknowledges the Staff’s comment and supplementally discloses the modification date value of $[***] that was calculated using the methodology described in the Stock-Based Compensation letter submitted to the Staff on April 19, 2021.

The Company has performed quarterly valuation reports in accordance with the guidelines outlined in the American Institute of Certified Public Accountants (“AICPA”) Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation. The Company, in conjunction with an independent third-party valuation firm, determines the fair value per share of its common stock by considering valuations calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows. Such valuations are performed on a quarterly basis.

May 4, 2021

The Company’s most recent valuation report was dated April 15, 2021 for Q1 2021 and resulted in a value of $[***] per share. The reasons for the significant increase in the fair value of stock price over the last four quarters included better operational and financial performance, including revenue increase, adjusted EBITDA improvement, free cash flow generation combined with lower risk parameters such as liquidity risk due to increased probability of an initial public offering. The Company will supplementally provide the staff with a revised Stock-Based Compensation letter and IPO price range under separate cover.

12.

We note your disclosure of the number of restricted shares and the weighted average grant date fair values for awards granted during the periods presented. Please revise to provide the additional disclosures required under ASC 718-10-50-2(c), including the number and weighted-average grant-date fair value of awards that were non-vested at the beginning and end of the periods, as well as any shares that were forfeited during the periods.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure in the Amendment to provide the additional disclosures required under ASC 718-10-50-2(c), including the number and weighted-average grant-date fair value of awards that were non-vested at the beginning and end of the periods, as well as any shares that were forfeited during the periods as presented in the table below:

	Shares	Weighted-Average Grant date fair value
Nonvested as of January 1, 2019	55,298,618	$2.79
Granted	14,362,905	3.25
Vested	—	—
Forfeited	(1,950,118)	3.42

Nonvested as of December 31, 2019	67,711,405	$2.87
Granted	14,508,504	4.08
Vested	—	—
Forfeited	(1,990,313)	3.25

Nonvested as of December 31, 2020	80,229,596	$3.08

Note 22 - Subsequent Events, page F-43

13.

We note from your April 19, 2021 letter that you granted restricted shares in the first quarter of 2021 and modified the terms of existing awards. Please revise to disclose the nature and expected financial statement impact of the restricted share issuances and the modification of terms. Refer to ASC 855-10-50-2.

Response: The Company acknowledges the Staff’s comment and will include the disclosure of the Company’s modification in the quarterly financial statements as of and for the three months ended March 31, 2021 to be included in the Amendment. As indicated in the response to comment 9 above, the modification of the terms of the Company’s existing awards was effective March 24, 2021, which was subsequent to the issuance of the Company’s annual financial statements on March 12, 2021.

General

14.

Please revise the graphics at the forefront of the prospectus to present a balanced picture of the company’s financial health. In this respect, we note that you had increasing net losses during the last two years and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.

May 4, 2021

Response: The Company acknowledges the Staff’s comment and will revise the disclosure on the graphics of the Amendment to remove revenue growth and other financial metrics, including total scaled customer net revenue retention rate.

*     *    *    *

The Company supplementally advises the Staff that the Company will include in the Amendment, under “Executive and Director Compensation,” additional disclosure substantially in the form of Exhibit A hereto, summarizing the employment agreement that the Company is entering into with its co-founder and chief executive officer, Mr. Steinberg, in connection with the offering. The Company will file the employment agreement as an exhibit to the Registration Statement.

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

Enclosures

cc:	David A. Steinberg, Zeta Global Holdings Corp.

Christopher Greiner, Zeta Global Holdings Corp.

Steven B. Vine, Zeta Global Holdings Corp.

Marc D. Jaffe, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

Summary of Executive Employment Agreement

New Employment Agreement with Mr. Steinberg

In connection with this offering we intend to enter into an employment agreement with Mr. Steinberg (the “Steinberg Agreement”). The Steinberg Agreement will have an initial two year term commencing on the effective date of this offering that will automatically renew for successive one year periods thereafter unless we or Mr. Steinberg do not renew the agreement. The Steinberg Agreement entitles Mr. Steinberg to an annual base salary of $750,000 and, beginning in 2022, a target annual bonus equal to 100% of his annual base salary. The Steinberg Agreement provides for an IPO cash bonus equal to $500,000, which is to be paid to Mr. Steinberg by March 2022, unless he is terminated for Cause (as defined below) prior to December 31, 2021. The Steinberg Agreement provides for a restricted stock award equal to 700,000 shares, which will be granted in connection with this offering and will vest as to 25% of the shares on the 12-month anniversary of the grant date and the remaining 75% of the shares will vest quarterly thereafter over three years. Mr. Steinberg is also entitled to corporate housing while he is in New York City.

Mr. Steinberg’s equity awards granted to him prior to this offering (the “Pre-IPO Awards”) will be amended so that they vest quarterly over a five year period beginning on the date of this offering, except that none of the Pre-IPO Awards will be scheduled to vest prior to the one year anniversary of this offering pursuant to this amendment. In addition, the Pre-IPO Awards will vest, in the Board’s direction in an amount equal to the number of such unvested PreIPO Awards held by Mr. Steinberg on the date of the applicable secondary offering, multiplied by a percentage equal to the greater of (a) 25% of such unvested Pre-IPO Awards and (b) a percentage equal to (i) the number of shares sold in the secondary offering divided by (ii) the number of shares of our common stock outstanding as of the effective date of this offering (as adjusted for stock splits, reverse stock splits and similar events). In the event we have a change in control, the Pre-IPO Awards and any other equity awards held by Mr. Steinberg will vest in full.

In the event Mr. Steinberg’s employment is terminated without Cause, due to his disability, or Mr. Steinberg resigns for Good Reason (as defined below), he will be entitled to, subject to executing a release of claims, an amount equal to his annual base salary and annual target bonus generally payable over 12 months following his termination, a lump sum payment equal to a pro-rated annual target bonus, 12-months of the employer portion of the premium costs for COBRA coverage, full vesting of his outstanding time-based equity awards and vesting of his outstanding performance based equity awards to the extent the applicable performance conditions are achieved within 12 months of Mr. Steinberg’s termination. In the event we have a change in control and during the 24-month period following the change of control Mr. Steinberg is terminated without Cause or resigns for Good Reason, Mr. Steinberg will be entitled to, subject to executing a release of claims and in lieu of any other severance, an amount equal to two times his annual base salary and annual target bonus paid in a lump sum, a lump sum payment equal to a pro-rated annual target bonus, 18-months of the employer portion of the premium costs for COBRA coverage, full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based equity awards to the extent the applicable performance conditions are achieved within 12 months of Mr. Steinberg’s termination. If Mr. Steinberg dies, his estate is entitled to full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based awards to the extent the applicable performance conditions are achieved within 12 months of his death. In the event Mr. Steinberg terminates employment for any reason other than Cause, he is entitled to be included in the slate for re-election to the Board at every shareholder meeting at which Mr. Steinberg’s term as a member of the Board would otherwise expire, to the extent he owns, directly or directly, at least 5% of our shares. In the event Mr. Steinberg is terminated for Cause and agrees to extend his non-solicitation agreement until the fifth anniversary of the date of this offering, the Pre-IPO Awards will continue to vest during such extended non-solicitation period.

For purposes of the Steinberg Agreement, “Cause” generally means his conviction of or plea of guilty or no contest to a felony resulting from fraudulent acts against us that is reasonably likely to result in material harm to us. A “without Cause” termination under the Steinberg Agreement also includes the non-renewal of the Steinberg Agreement by us or due to our inability to enter into a mutually acceptable successor employment agreement with Mr. Steinberg at the end of the then applicable term. For purposes of the Steinberg Agreement, “Good Reason” generally means, without his written consent, a reduction in his base salary or target annual bonus, a diminution of his duties, responsibilities, powers or authorities, the requirement that his principal office location is moved more than 50 miles from the then office location, a material breach by us of the Steinberg Agreement or any other written agreement between us and Mr. Steinberg and a failure of a successor to assume the Steinberg Agreement in the event we incur a change in control.

Mr. Steinberg is also subject to standard confidentiality and intellectual property provisions, as well as a 12-month non-solicitation of customers, vendors, suppliers, business development partners and employees.